Exhibit 99.1

TeliaSonera Finland's Legal Structure to Conform to Its Business Operations

STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 2, 2006--Following a decision issued by the European Commission, TeliaSonera's legal structure will be changed by merging five subsidiaries of TeliaSonera Finland Oyj with their parent company on December 31, 2006.

The merger will simplify the company's business processes and lower the costs related to the management of subsidiaries. The subsidiary mergers do not aim at reduction of the number of personnel.

In connection with the merger of Telia and Sonera in 2002, the European Commission required that the Group's fixed and mobile network business in Finland and Sweden be held in legal entities separate from the service business. The legal separation was considered necessary to ensure that the merged company could be sufficiently controlled in view of Sonera's strong position in the Finnish mobile communications market and Telia's strong position in fixed-network and mobile communications in Sweden.

TeliaSonera Finland has requested that the requirement for legal separation should be removed, as the company strives to simplify its legal structure to better conform to its business operations. The Finnish and Swedish telecommunications markets have changed after the decision of the European Commission in 2002, and the company believes that the new regulatory environment in Finland and Sweden has created a situation that removes the fears reflected in the decision on legal separation.

The European Commission has now decided to grant TeliaSonera Finland Oyj a permission to legally merge its subsidiaries Sonera Mobile Networks and Sonera Carrier Networks with their parent company.

TeliaSonera (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/08/5F/4D/wkr0001.pdf)

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CONTACT: TeliaSonera AB
Thomas Westlind, (0)8-713 58 30